Securitas EDGAR Filings, Inc.

 4115 Taylorsville Rd.

Louisville, KY 40220

December 13, 2010

H. Christopher Owings

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20548

Re:

Securitas Edgar Filings, Inc. File No. 333-137624

Registration Statement on Form S-1/A

Filed September 30, 2010

Dear Mr. Owings,

On behalf of Securitas Edgar Filings, Inc. (“Securitas”, “SEF”, or “Company”), we hereby submit the Company’s responses to the comments the Securities and Exchange Commission (“SEC”, or “Commission”) set forth in a letter dated October 18, 2010.

For the convenience of your review, each comment is included and is followed by the corresponding response of the Company.  References in this letter to “we”, “us” and “our” refer to the Company unless the context indicated otherwise.

Registration Statement Cover Page

1.

Please include the date the amendment was filed on EDGAR.

We note your comment and have added the date of our amended Form S-1 filing.

Prospectus Cover Page

2.

We reissue comment two in our letter dated July 26, 2010. We note that your prospectus cover page continues to exceed one page in length, and you continue to use defined terms that should be clear from their context. We also note that you use a defined term in the second to last sentence of the first paragraph, Company, that is not otherwise defined.  Please revise.

We note your comment and have limited the cover page to one page in length. We have also revised our disclosure to remove defined terms.

3.

In the first paragraph of your Cover Page you state that net proceeds to you will be equal to approximately $50,000. Please revise this figure to account for your estimated offering expenses of $6,500 as you have done on page two. Please also revise your dilution disclosure beginning on page 15 to account for the revised net proceeds amount.

We note your comment and have revised the dilution disclosure to account for the revised net proceeds of $43,500.

4.

We note your response to comment four in our letter dated July 26, 2010. Please briefly state on the cover page whether creditors can attach the funds in your account. Also make similar changes in under the risk factors and plan of distribution sections.

5.

We have revised our discourse to indicate that creditors of the Company would be able to attach the funds in our account in each of the cover page, risk factor (first risk factor) and plan of distribution sections.

5.

We reissue, in part, comment seven in our July 26, 2010 letter.  Please delete the last sentence in the third paragraph of your prospectus cover page as it may confuse investors. The sentence begins “If our common stock becomes quoted.. .” We also note that you deleted the last sentence in the fourth paragraph of the prospectus cover page that began “A selling security holder may be deemed....” Please restore that sentence.

We note your comments and have deleted the last sentence in the third paragraph of our prospectus and have also restored the referenced sentence in the fourth paragraph of the prospectus.

Prospectus Summary, page 1

Our Business, page 1

6.

We note your response to comment one in our letter dated July 26, 2010 in which you provide analysis regarding why you are not a blank check company. As noted in our prior comment one, please disclose here and in the risk factors that your founder and majority shareholder has been involved with companies that did not pursue their stated business plans. Please also expand the sixth paragraph on page one to disclose that you do not believe you are a blank check company and provide your reason(s) why. Please also state, if true, that neither you, nor any of your shareholders, have any plans to be acquired or to merge with another company nor do you, or any of your shareholders, have plans to enter into a change of control or similar transaction.

We note your comment and have disclosed the fact that our majority stockholder has been involved in companies whose business plans were unsuccessful on page 1 and in the risk factor on page 5 beginning with “We have losses which we expect ...” We also disclose in the sixth paragraph on page 1 why we believe we are not a blank check company and also that our shareholders have no plans to be acquired or to merge with another company or to enter into a change of control or similar transaction.

Risk Factors, page 3

7.

Please update your financial information through June 30, 2010 under the following risk factors:

•

We have losses which we expect to continue into the future…, page 5,

•

We have been subject to a going concern opinion…, page 9, and

•

You will incur substantial and immediate dilution…, page 12.

We note your comment and have revised these risk factors to correctly reference June 30, 2010.

Exhibit Index, page 44

8.

Please revise your incorporation by reference footnote on page 44 to reference the correct file number for your Form S-1.

We note your comment and have revised the footnote on page 44 to reference Registration Statement File No. 333-167824.

Exhibit 5.1 Legal Opinion

9.

We note your response to comment 46 in our letter dated July 26, 2010. Please revise the first paragraph to clarify that 1,000,000 shares are being offered by the company and 294,000 shares are being offered by the selling shareholders.

We note your comment and counsel to the Company has revised the first paragraph of the opinion in response to this comment.

10.

We note your response to comment 47 in our letter dated July 26, 2010. Please revise the third paragraph to clarify that the shares “being offered by the company” are duly authorized and will be, when issued in the manner described in the Registration Statement, legally and validly issued, fully paid and non-assessable. In the same paragraph, counsel should also opine that the shares to be offered by the selling shareholders “are” duly authorized, legally and validly issued, fully paid and non- assessable.

We note your comment and counsel to the Company has revised the third paragraph of the opinion in response to this comment.

If you would like to discuss any of the responses to the comments or is you would like to discuss any other matters, please contact Robert Diener at (310) 396-1691.

Sincerely,

/s/ Jeremy B. Pearman

___________________

Jeremy B. Pearman